As filed with the Securities and Exchange Commission on May 22, 2014

File No. 812-14227

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF

THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”),

FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND

18(i) OF THE 1940 ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND

RULE 17d-1 THEREUNDER

ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND

ALLIANCEBERNSTEIN L.P.

SANFORD C. BERNSTEIN & COMPANY, LLC

ALLIANCEBERNSTEIN INVESTMENTS, INC.

Written and oral communications regarding this Application should be addressed to:

EMILIE D. WRAPP

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, NY 10105

(212) 969-2154

With copies of written communications to:

P. Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8970

Page 1 of 30 Sequentially Numbered Pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND, ALLIANCEBERNSTEIN L.P., SANFORD C. BERNSTEIN & COMPANY, LLC, and ALLIANCEBERNSTEIN INVESTMENTS, INC.	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

Investment Company Act of 1940

File No. 812-14227

I. THE PROPOSAL

1. AllianceBernstein Multi-Manager Alternative Fund (the “Fund”), AllianceBernstein L.P. (the “Adviser”), Sanford C. Bernstein & Company, LLC (“SCB”) and AllianceBernstein Investments, Inc. (“ABI” and, together with SCB, the “Distributors” and each, a “Distributor”) (collectively, “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares (“Shares”),1 with varying sales loads, and/or asset-based service and/or distribution fees, as described more fully in this Application. Applicants request that the order also apply to any other continuously-offered registered closed-end management investment company existing now or in the future (any such fund other than the Fund, a “New Fund”) for which the Adviser or a Distributor or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Adviser or a Distributor, acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively with the Fund, the “Funds”).2

[1]	As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of the Fund.
[2]	The terms “investment adviser” and “principal underwriter” are defined in Sections 2(a)(20) and 2(a)(29) of the 1940 Act, respectively.

Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.

2. The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund’s investment objective is to seek long-term capital appreciation.

3. The Fund employs a “fund of hedge funds” investment program that provides a means for investors to participate in investments in private investment vehicles (“Portfolio Funds”), typically referred to as hedge funds, by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers that employ a broad range of strategies. The Fund expects that its investments in Portfolio Funds will be accomplished primarily through investment in international entities classified as passive foreign investment companies under the Internal Revenue Code of 1986, as amended. The Fund may also invest directly in securities (other than securities of Portfolio Funds), options, futures, options on futures, swap contracts, or other derivatives or financial instruments. The Fund also may make investments in public investment vehicles (including registered investment companies). Any New Fund may have a different investment objective and employ different investment strategies.

4. Shares of the Fund are currently being offered on a continuous basis at their net asset value per share without any sales load, service fee or distribution fee. The Fund currently issues a single class of Shares (the “Initial Class”). The staff of the Commission generally has required registered funds of hedge funds (such as the Fund) to be sold only to investors that meet the definition of “accredited investor” in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), or to investors whose purchase is directed by a registered investment adviser acting in a fiduciary capacity. The Fund will limit the sale of its Shares in accordance with requirements from time to time mandated by the Commission or its staff. If the Commission or its staff modifies this eligibility limitation, the Fund may make changes to broaden investor eligibility (if permitted by the Commission or its staff) or, conversely, will impose stricter eligibility requirements. The Fund also reserves the right to place additional limitations on investor eligibility in the discretion of the Board of Trustees (the “Board,” and each individual member thereof, a “Trustee”) of the Fund.

5. Subscriptions may be submitted to, and are received by, the Fund throughout any calendar month, but are accepted at the same time once per month. Currently, all subscriptions accepted by the Fund are accepted as of the first business day of each calendar month, and the Fund’s Shares are priced at their net asset value per Share as of that date. Investors who purchase Shares of the Fund, and other persons who acquire Shares, become shareholders of the Fund (the “Shareholders”). The Fund expects to accept monthly subscriptions on an ongoing basis.

6. The Shares currently are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because Shareholders do not have the right to require the Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders, in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to Shareholders. Repurchases of the Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined by the Board in its discretion. In determining whether the Fund should offer to Repurchase Shares, the Board may consider a variety of operational, business and economic factors. The Adviser expects to ordinarily recommend that the Board authorize the Fund to offer to Repurchase Shares from Shareholders quarterly, with March 31, June 30, September 30 and December 31 valuation dates. As discussed above, the Fund’s Repurchases are conducted pursuant to Rule 13e-4 under the 1934 Act.

7. Similar to open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as different asset-based service and/or distribution fees) and may be subject to different sales loads. As a result, the net income attributable to, and any dividends payable on, each class of Shares will differ from each other from time to time. The net asset value per Share of the classes also is expected to differ over time.

Applicants propose that the Initial Class and any new Share class (each, a “New Class”) be offered at net asset value and, at the discretion of the Board, also charge a front-end sales load, a contingent deferred sales charge (“CDSC”), and/or an annual asset-based service and/or distribution fee.3 The Initial Class or any New Class could also be offered at net asset value with no sales load and no asset-based service or distribution fee. So long as the Fund operates in reliance on an order issued in response to this Application, each class of Shares will comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (“NASD Conduct Rule 2830”),4 as if it applied to the Fund. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.” If this Application for an order is granted, the above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future.

[3]	The Fund may impose an “early withdrawal charge” or “repurchase fee” on investors who purchase and tender their Shares. For example, Shares may be subject to an early withdrawal fee at a rate of 2% of the aggregate net asset value of a Shareholder’s Shares repurchased by the Fund (the “Early Withdrawal Fee”) if the interval between the date of purchase of the Shares and the valuation date with respect to the Repurchase of those Shares is less than one year. This Early Withdrawal Fee is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Early Withdrawal Fee would be payable to the Fund to compensate long-term Shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Although the Fund does not currently intend to impose CDSCs, it would only do so pursuant to rule 6c-10 under the 1940 Act. CDSCs may be necessary for a Distributor to recover distribution costs.
[4]	Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Industry Regulatory Authority (“FINRA”) Rule to NASD Conduct Rule 2830.

8. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order); Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure).

II. STATEMENT OF FACTS

A. Applicants

1. The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of the state of Delaware on February 23, 2012.

2. The Adviser is a limited partnership organized under the laws of the state of Delaware. The Adviser is an indirect majority-owned subsidiary of AXA, a societe anonyme organized under the laws of France and the holding company for an international group of insurance and related financial services companies. The Adviser’s general partner is AllianceBernstein Corporation, an indirect wholly-owned subsidiary of AXA. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

3. SCB is a limited liability company organized under the laws of the State of Delaware. SCB is registered with the Commission as a broker-dealer under the 1934 Act and currently acts as the principal underwriter of the Fund.

4. ABI is a corporation organized under the laws of the State of Delaware. ABI is registered with the Commission as a broker-dealer under the 1934 Act. The Fund may enter into a distribution agreement with ABI, pursuant to which ABI would distribute certain classes of Shares of the Fund. The Distributors are under common control with the Adviser and are affiliated persons, as defined in Section 2(a)(3) of the 1940 Act, of the Adviser.

B. Current Structure and Characteristics

1. The Fund continuously offers Shares pursuant to its currently effective Registration Statement on Form N-2 (File Nos. 811-22671 and 333-189106), in accordance with the Securities Act.

2. The Fund, however, does not offer to redeem Shares upon presentment like open-end management investment companies. Also, unlike shares of many closed-end management investment companies, Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq. It is not expected that any secondary market will develop for the Shares. In order to provide a limited degree of liquidity to Shareholders, however, the Fund may from time to time offer to Repurchase Shares at their then-current net asset value pursuant to Rule 13e-4 under the 1934 Act. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its discretion. The Fund currently offers a single class of Shares (i.e., the Initial Class) at current net asset value per Share. Presently, no sales load, service fee or distribution fee is applied to the Initial Class.

C. Proposed Class Structure and Characteristics

1. The Fund proposes to offer multiple classes of Shares in a continuous offering in the manner described below. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on the investor’s individual circumstances. Additionally, the ability to offer multiple classes may allow the Fund to raise capital through different distribution channels. In the future, the Fund’s Board could adopt this or another structure with respect to distribution and service expenses.

2. The Fund anticipates that Initial Class Shares will continue to be offered at net asset value without a sales load, service fee or distribution fee.

3. New Class Shares would be offered at net asset value, and may be subject to (1)(A) a front-end sales load or (B) a contingent deferred sales charge; and/or (2) an asset-based service and/or distribution fee. Any Early Withdrawal Fee imposed by the Fund would apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. Different classes of Shares may be offered in different combinations of front-end sales loads or contingent deferred sales charges and asset-based service and/or distribution fees, subject to compliance with NASD Conduct Rule 2830. The Fund may, in the future, offer an exchange privilege or conversion feature. Any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

4. Actual levels of fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits set forth in NASD Conduct Rule 2830.

a. Shareholder service fees may be used to compensate the Distributors, selected brokers, dealers, or other financial intermediaries that provide services to Shareholders and/or maintain Shareholder accounts. These Shareholder service and maintenance fees may include, but are not limited to, (1) costs of printing and distributing the Fund’s prospectuses, statements of additional information and reports to prospective investors in the Fund; (2) costs involved in preparing, printing and distributing sales literature pertaining to the Fund and reports for persons other than existing Shareholders; (3) an allocation of overhead and other branch office distribution-related expenses of the Distributor or a broker-dealer; (4) payments made to, and expenses of, the Distributor or a broker-dealer (including on behalf of its financial consultants) and other persons who provide support or personal services to Shareholders in connection with the distribution of the relevant class of Shares, including but not limited to, office space and equipment, communication facilities, answering routine inquiries regarding the Fund and its operations, processing shareholder transactions, promotional, advertising or marketing activity, sub-accounting and recordkeeping services (in excess of ordinary payments made to the Fund’s transfer agent or other recordkeeper), obtaining Shareholder information and providing information about the Fund, asset allocation services, compensating sales personnel, establishing, maintaining and servicing Shareholder accounts (including the payment of a continuing fee to financial consultants); (5) interest-related expenses; (6) processing subscription and Repurchase transactions, answering inquiries regarding the Fund and its special features, and (7) other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation.

b. Distribution fees with respect to any class of Shares would be paid pursuant to a plan of distribution adopted by the Fund with respect to the applicable class in compliance with Rules 12b-1 and 17d-3 under the 1940 Act,5 as if those rules applied to closed-end management investment companies (a “Distribution Plan”). Under any such Distribution Plan, the Fund would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares. Applicants represent that these asset-based distribution fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants note that if a Distribution Plan were to be adopted by the Fund, the Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements related to the Distribution Plan, as provided for in Rule 12b-1. The Distribution Plan also would require Shareholder approval.

[5]	Applicants will comply with Rules 12b-1 and 17d-3 as they may be amended or replaced in the future, as if those rules applied to closed-end management investment companies.

c. To the extent that the Fund imposes an Early Withdrawal Fee on investors who purchase and tender their Shares, the Fund may, but would not be required to, waive the Early Withdrawal Fee for certain Shareholders or transactions as established from time to time. With respect to any waiver of, scheduled variation in, or elimination of the Early Withdrawal Fee, if any, the Fund will comply with Rule 22d-1 under the 1940 Act as if the Early Withdrawal Fee were a CDSC and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Withdrawal Fee will apply uniformly to all Shareholders of the Fund regardless of class.

5. All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the fees associated with the Distribution Plan of that class (if any), Shareholder service fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

6. In addition to asset-based service and/or distribution fees, each class of the Fund may, by action of the Board or its delegate, also pay a different amount of the following expenses:

(1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus);

(2) legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific class;

(4) Commission registration fees incurred by a specific class;

(5) expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6) Trustees’ fees incurred as a result of issues relating to a specific class;

(7) Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8) incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(9) account expenses relating solely to a specific class;

(10) expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.

7. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company. Accordingly, the Fund’s Repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

8. Because of the different distribution fees, Shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III. EXEMPTIONS REQUESTED

1. The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

2. Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Funds to pay asset-based service and/or distribution fees.

IV. COMMISSION AUTHORITY

1. Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. Background

1. In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.6 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

2. Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have

[6]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.7

3. One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

4. Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.8 Rule 23c-3 was adopted in April 1993.9 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.10

5. Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds that fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system substantially similar to that for which Applicants seek relief. See, e.g., CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order); Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001)

[7]	Id. at 424.
[8]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
[9]	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”).
[10]	Protecting Investors, supra, at 439-40; Rule 23c-3 Proposing Release at 7.

(Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (November 8, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

B. Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the 1940 Act

1. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

2. A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

3. Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

4. The multiple class system proposed in this Application (the “AB Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends”11 and having unequal voting rights, because under the AB Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above in Section II.C.6) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

5. Applicants believe that the implementation of the AB Multiple Class System will provide Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if new classes of Shares with different pricing and expense structures are created providing Shareholders with enhanced investment options. Under the AB Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial in light of their individual circumstances. The proposed system would permit the Fund to facilitate the distribution of Shares through diverse distribution channels and would provide investors with a broader choice of Shareholder options.

6. By contrast, if the Adviser and the Distributors were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Shareholders, as compared to the creation of additional Share classes of the Fund.

7. Under the AB Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

8. The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.12

[11]	As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.
[12]	See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

9. Applicants believe that the proposed AB Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The AB Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

10. Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to Repurchases.

11. In particular, the Fund proposes to offer Shares continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.13 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

12. Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Fund is also aware of the need for full disclosure of the proposed AB Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these asset-based distribution and/or service fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Shareholders during the reporting period in Shareholder reports14 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.15 The Fund will include any such disclosures in its

[13]	See, e.g., CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order) (; Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order); Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (November 8, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 9, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811 (April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).
[14]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[15]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

Shareholder reports and prospectuses to the extent required as if the Fund were an open-end fund. The Fund and the Distributors will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributors.16 The Fund or the Distributors will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund. Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.17 Applicants will comply with all such applicable disclosure requirements.

13. The requested relief is substantially similar to prior exemptions granted by the Commission to CPG Carlyle Private Equity Fund, LLC, Blackstone Alternative Alpha Fund, Permal Hedge Strategies Fund, ASGI Agility Income Fund, Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.18 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

C. Asset-Based Service and/or Distribution Fees

1. Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.19

[16]	Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).
[17]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.
[18]	See supra n.11. In the case of the Sierra Prime Income Fund exemptive application, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.
[19]	Applicants do not concede that Section 17(d) applies to the AB Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

2. Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which the registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

3. In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate that could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

4. The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,20 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

[20]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of section 17(d) and rule 17d-3 of the [1940] Act. The Commission’s comment is that, to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a “joint enterprise” with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.21

5. Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

6. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act. Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. If a class of Shares includes a CDSC, the Fund would implement the CDSC in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent the Fund determines to waive, impose scheduled variations of, or eliminate any Early Withdrawal Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Withdrawal Fee will apply uniformly to all Shareholders of the Fund.

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

[21]	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

VII. CONCLUSION

1. For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2. All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

AllianceBernstein Multi-Manager Alternative Fund

Emilie D. Wrapp is authorized to sign and file this document on behalf of AllianceBernstein Multi-Manager Alternative Fund pursuant to the authority granted to her by resolutions duly adopted by the Board of Trustees on October 22, 2013.

AllianceBernstein Multi-Manager Alternative Fund

/s/ Emilie D. Wrapp

By: Emilie D. Wrapp

Title: Secretary

Date: May 21, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

AllianceBernstein L.P.

As Assistant Secretary of AllianceBernstein Corporation (the “Corporation”), the general partner of AllianceBernstein L.P. (the “Adviser”), Emilie D. Wrapp is authorized to sign and file this document on behalf of the Adviser pursuant to a general enabling resolution adopted by the Board of Directors of the Corporation on May 20, 2010.

AllianceBernstein L.P.

/s/ Emilie D. Wrapp

By: Emilie D. Wrapp

Title: Assistant Secretary of AllianceBernstein Corporation, the general partner of AllianceBernstein, L.P.

Date: May 21, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Sanford C. Bernstein & Company, LLC

As Assistant Secretary of Sanford C. Bernstein & Company, LLC (“SCB”), Mark R. Manley is authorized to sign and file this document on behalf of SCB pursuant to a general enabling resolution duly adopted by the Board of Directors on July 30, 2013.

Sanford C. Bernstein & Company, LLC

/s/ Mark R. Manley

By: Mark R. Manley

Title: Assistant Secretary

Date: May 21, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

AllianceBernstein Investments, Inc.

As Secretary of AllianceBernstein Investments, Inc. (“ABI”), Mark R. Manley is authorized to sign and file this document on behalf of ABI pursuant to a general enabling resolution duly adopted by the Board of Directors on September 10, 2012.

AllianceBernstein Investments, Inc.

/s/ Mark R. Manley

By: Mark R. Manley

Title: Secretary

Date: May 21, 2014

List of Attachments and Exhibits

Exhibit A

1.	Verification of AllianceBernstein Multi-Manager Alternative Fund

2.	Verification of AllianceBernstein L.P.

3.	Verification of Sanford C. Bernstein & Company, LLC

4.	Verification of AllianceBernstein Investments, Inc.

Exhibit B — Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AllianceBernstein Multi-Manager Alternative Fund

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application for an order for and on behalf of AllianceBernstein Multi-Manager Alternative Fund (the “Fund”); that she is the Secretary of the Fund; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Emilie D. Wrapp
By: Emilie D. Wrapp
Title: Secretary

Date: May 21, 2014

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AllianceBernstein L.P.

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application for an order for and on behalf of AllianceBernstein L.P. (the “Adviser”); that she is Assistant Secretary of the AllianceBernstein Corporation, the general partner of the Adviser, and as such has the authority to sign and file this document on behalf of the Adviser; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Emilie D. Wrapp

By: Emilie D. Wrapp

Title: Assistant Secretary of AllianceBernstein Corporation, General Partner of AllianceBernstein, L.P.

Date: May 21, 2014

EXHIBIT A-3

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Sanford C. Bernstein & Company, LLC

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Sanford C. Bernstein & Company, LLC (“SCB”); that he is the Assistant Secretary of SCB and as such has the authority to sign and file this document on behalf of SCB; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark R. Manley

By: Mark R. Manley

Title: Assistant Secretary

Date: May 21, 2014

EXHIBIT A-4

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AllianceBernstein Investments, Inc.

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of AllianceBernstein Investments, Inc. (“ABI”); that he is the Secretary of ABI and as such has the authority to sign and file this document on behalf of ABI; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark R. Manley

By: Mark R. Manley

Title: Secretary

Date: May 21, 2014

EXHIBIT B

RESOLUTIONS OF BOARD OF TRUSTEES OF

ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND

RESOLVED:	That the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized and empowered to prepare, execute and file with the Securities and Exchange Commission on behalf of the Fund an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order granting exemptions as necessary from the provisions of Sections 18(c) and 18(i) of the 1940 Act, and, as determined necessary, pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares with varying sales loads, and/or asset-based service and/or distribution fees, and any additional exemptions as may be determined as necessary with the advice of counsel (the “Multi-Class Application”), and any amendments thereto in a form satisfactory to such officers, counsel to the Fund and counsel to the Independent Trustees, the execution and filing of such Multi-Class Application and any amendment thereto to be conclusive evidence of the Board of Trustees’ authorization thereof.

RESOLVED:	That the appropriate officers of the Fund be, and each of them hereby is, authorized and empowered to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Multi-Class Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.

RESOLUTION OF BOARD OF DIRECTORS OF ALLIANCEBERNSTEIN CORPORATION, THE GENERAL PARTNER OF ALLIANCEBERNSTEIN, L.P.
RESOLVED:	That the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Controller, the Treasurer, the General Counsel, the Chief Compliance Officer, the Corporate Secretary and any Assistant Secretary of the Corporation, be, and each of them hereby is, authorized to enter into, execute and deliver any contract, agreement, conveyance or any other instrument for and on behalf of AllianceBernstein L.P. (“AllianceBernstein” or the “Partnership”) and AllianceBernstein Holding L.P. (“AllianceBernstein Holding” and, together with the Partnership, the “Partnerships”), including advisory agreements with clients of AllianceBernstein or AllianceBernstein Holding, that may be deemed necessary or appropriate for the normal course of business of AllianceBernstein or AllianceBernstein Holding without further action or resolution of the Board, and the Corporate Secretary or any Assistant Secretary of the Corporation is hereby authorized and directed to affix the corporate seal thereto and attest the same by his or her signature.

RESOLUTION OF BOARD OF DIRECTORS OF SANFORD C. BERNSTEIN& COMPANY, LLC
RESOLVED:	That the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Head of Operations and Technology, the Global Head of Trading, the U.S. Director of Research, the Head of U.S. Sales, the Global Head of Broker-Dealer Operations, the Controller, any Assistant Controller, the Treasurer, any Assistant Treasurer, the General Counsel, the Chief Compliance Officer, the Corporate Secretary and any Assistant Secretary of the Corporation, be, and each of them hereby is, authorized to enter into, execute and deliver any contract, agreement, conveyance or any other instrument for and on behalf of the Company that may be deemed necessary or appropriate for the normal course of business of the Company without further action or resolution of the Board, and the Corporate Secretary or any Assistant Secretary of the Corporation is hereby authorized and directed to affix the corporate seal thereto and attest the same by his or her signature.

RESOLUTION OF BOARD OF DIRECTORS OF ALLIANCEBERNSTEIN INVESTMENTS, INC.
RESOLVED:	That the Chairman of the Board, the Chief Executive Officer, the President, the Executive Managing Director, any Senior Managing Director, the Chief Operating Officer, the Chief Financial Officer, the Controller, any Assistant Controller, the Treasurer, any Assistant Treasurer, the Tax Director, the General Counsel, the Secretary and any Assistant Secretary of the Corporation be, and each of them hereby is, authorized to enter into, execute and deliver in the name and on behalf of AllianceBernstein Investments, Inc. (“Corporation”) any contract, agreement, conveyance, or any other instrument that may be deemed necessary or appropriate for the normal course of business of the Corporation without further action or resolution of the Board of Directors, and the Secretary or any Assistant Secretary of the Corporation is hereby authorized and directed to affix the corporate seal thereto and attest the same by his or her signature.